Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of NiSource Inc. on Form S-3, of our report dated March 11, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the changes in the method of accounting for derivative and hedging activities as described in Note 1P, goodwill as described in Notes 1H and 5, revenues and related costs associated with trading activities as described in Notes 1I and 5, and asset retirement obligations as described in Note 5), appearing in the Annual Report of NiSource Inc. on Form 10-K filed on March 12, 2004 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this registration statement.

DELOITTE & TOUCHE LLP
Chicago, Illinois
October 5, 2004